UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration, submits the following information:

Name: Harbor Funds II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

111 South Wacker Drive, 34th Floor

Chicago, Illinois 60606-4302

Telephone Number (including area code): (312) 443-4400

Name and address of agents for service of process:

Charles F. McCain	Christopher P. Harvey, Esq.
Harbor ETF Trust	Dechert LLP
111 South Wacker Drive, 34th Floor	One International Place, 40th Floor
Chicago, Illinois 60606-4302	100 Oliver Street
Boston, Massachusetts 02110

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago and State of Illinois on the 11th day of October, 2023.

Harbor Funds II

By:	/s/ Charles F. McCain
Charles F. McCain
Trustee

Attest:	/s/ Diana R. Podgorny
Diana R. Podgorny
EVP, General Counsel Harbor Capital Advisors, Inc.